Exhibit 4.4

DESCRIPTION OF AEVA TECHNOLOGIES, INC.’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Aeva Technologies, Inc. has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): common stock, $0.0001 par value per share (“Common Stock”), and warrants to purchase Common Stock.

Unless the context otherwise requires, all references to “we”, “us”, the “Company”, or “Aeva” in this Exhibit 4.4 refer to Aeva Technologies, Inc.

Authorized and Outstanding Capital Stock

The Company’s amended and restated certificate of incorporation authorizes the issuance of 422,000,000 shares of Common Stock, $0.0001 par value per share and 10,000,000 shares of preferred stock, $0.0001 par value. The following description of our Common Stock and our warrants to purchase Common Stock does not purport to be complete and is subject to, and qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which is incorporated by reference as an exhibit to our Annual Report on Form 10-K.

Voting Power

Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of the Common Stock possess all voting power for the election of the Company’s directors and all other matters submitted to a vote of stockholders of the Company. Holders of the Common Stock have one vote in respect of each share of stock held by such holder on matters to be voted on by stockholders. Except as otherwise required by law, holders of the Common Stock, as such, are not be entitled to vote on any amendment to the Company’s amended and restated certificate of incorporation (including any resolutions adopted by the Company’s Board of Directors approving the issue of preferred stock (a “Preferred Stock Designation”)) that relates solely to the rights, powers, preferences or other terms of one or more outstanding series of Company’s preferred stock if the holders of such affected series of Company’s preferred stock are entitled to vote on such amendment pursuant to the Company’s amended and restated certificate of incorporation (including any Preferred Stock Designation) or pursuant to the Delaware General Corporation Law (the “DGCL”).

Dividends

Subject to applicable law and the rights and preferences of any holders of any outstanding series of preferred stock of the Company, holders of the Common Stock are entitled to receive dividends when, as and if declared by the Company’s Board of Directors, payable either in cash, in property or in shares of capital stock.

Liquidation, Dissolution and Winding Up

Upon the Company’s liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to any holders of Company’s preferred stock having liquidation preferences, if any, the holders of the Common Stock are entitled to receive pro rata the Company’s remaining assets available for distribution.

Preemptive or Other Rights

Subject to the preferential rights of any other class or series of stock, all shares of Common Stock have equal dividend, distribution, liquidation and other rights, and have no preference or appraisal rights, except for any appraisal rights provided by the DGCL. Furthermore, holders of Common Stock have no preemptive rights and there are no conversion, sinking fund or redemption rights, or rights to subscribe for any of the Company’s securities. The rights, powers, preferences and privileges of holders of the Common Stock are subject to those of the holders of any shares of Company’s preferred stock that the Company’s Board of Directors may authorize and issue in the future.

Election of Directors

The Company’s Board of Directors is divided into three classes, each of which generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

Preferred Stock – Limitations on Rights of Holders of Common Stock

The Company’s amended and restated certificate of incorporation provides that shares of the Company’s preferred stock may be issued from time to time in one or more series. The Company’s Board of Directors is authorized to establish the voting rights, if any, designations, preferences and relative, participating, optional or other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof, applicable to the shares of each series of Company’s preferred stock. The Company’s Board of Directors is able to, without stockholder approval, issue Company preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Common Stock and could have anti-takeover effects. The ability of the Company’s Board of Directors to issue Company preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of the Company or the removal of existing management.

Warrants

Each five whole Company warrants entitle the registered holder to purchase one share of Common Stock at an exercise price of $57.50, subject to adjustment as discussed below. The Company warrants will expire on the fifth anniversary of March 12, 2021, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Holders of Company warrants will not be exercisable for cash unless the Company has an effective and current registration statement covering the shares of Common Stock issuable upon exercise of the Company warrants and a current prospectus relating to such shares of Common Stock.

The Company may call the Company warrants for redemption, in whole and not in part, at a price of $0.01 per warrant, (i) at any time after the Company warrants become exercisable, (ii) upon not less than 30 days’ prior written notice of redemption to each holder of Company warrants after the warrants become exercisable, (iii) if, and only if, the reported last sale price of the shares of Common Stock equals or exceeds $92.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period commencing after the Company warrants become exercisable and ending on the third business day prior to the notice of redemption to holders of Company warrants, and (iv) if, and only if, there is a current registration statement in effect with respect to the shares of Common Stock underlying such warrants.

The right to exercise will be forfeited unless the Company warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Company warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

If the Company calls the Company warrants for redemption as described above, the Company’s management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the Company warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Company warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (as defined below) by (y) the fair market value. The “fair market value” for this purpose means the average reported last sale price of the shares of Common Stock for the five trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Company warrants.

The exercise price and number of shares of Common Stock issuable on exercise of the Company warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, except as described below, the Company warrants will not be adjusted for issuances of shares of Common Stock at a price below their respective exercise prices.

No fractional shares will be issued upon exercise of the Company warrants. If, upon exercise of the Company warrants, a holder would be entitled to receive a fractional interest in a share, the Company will, upon exercise, round up to the nearest whole number the number of shares of Common Stock to be issued to the warrant holder.

Listing of Securities

The Company’s Common Stock and warrants are currently listed on the Nasdaq Global Select Market under the symbols “AEVA” and “AEVAW”, respectively.

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s Common Stock is Continental Stock Transfer & Trust Company.

Certain Anti-Takeover Provisions of Delaware Law

Classified Board of Directors

The Company’s amended and restated certificate of incorporation provides that the Company’s Board of Directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with each director serving a three-year term. As a result, approximately one-third of the Company’s Board of Directors is elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of the Company’s Board of Directors.

Authorized but Unissued Shares

The authorized but unissued shares of Common Stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NASDAQ. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and preferred stock could make more difficult or discourage an attempt to obtain control of the Company’s by means of a proxy contest, tender offer, merger or otherwise.

Stockholder Action; Special Meetings of Stockholders

The Company’s amended and restated certificate of incorporation provides that stockholders may not take action by written consent, but may only take action at annual or special meetings of stockholders. As a result, a holder controlling a majority of the Company’s capital stock would not be able to amend the Company’s Bylaws or remove directors without holding a meeting of stockholders called in accordance with the Company’s Bylaws. This restriction does not apply to actions taken by the holders of any series of preferred stock of the Company’s to the extent expressly provided in the applicable Preferred Stock Designation. Further, the Company’s amended and restated certificate of incorporation provides that, subject to any special rights of the holders of preferred stock, only the Company’s Board of Directors, the chairperson of the Company’s Board of Directors or the chief executive officer of the Company’s may call special meetings of stockholders, thus prohibiting a holder of the Company’s common stock from calling a special meeting. These provisions might delay the ability of stockholders to force consideration of a proposal or for stockholders controlling a majority of the Company’s capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

The Company’s Bylaws provide that stockholders seeking to bring business before the Company’s annual meeting of stockholders, or to nominate candidates for election as directors at its annual meeting of stockholders, must provide timely notice. To be timely, a stockholder’s notice will need to be delivered to, or mailed and received at, the Company’s principal executive offices not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting, except in the case of a special meeting to nominate candidates for election as directors, timely notice shall not less than the later of 90 days prior to the special meeting or the 10th day following the day on which public disclosure of the date of the special meeting is first made by the Company). In the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made by the Company. The Company’s bylaws also specify certain requirements as to the form and content of a stockholders’ notice. These provisions may preclude the Company’s stockholders from bringing matters before its annual meeting of stockholders or from making nominations for directors at its annual meeting of stockholders.

Amendment of Charter or Bylaws

The Company’s Bylaws may be amended or repealed by the Company’s Board of Directors or by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the shares of the capital stock of the Company’s entitled to vote in the election of directors, voting as one class. The affirmative vote of the holders of at least 66 2/3% of the voting power of the then outstanding shares of capital stock of the Company’s entitled to vote generally in the election of directors, voting together as a single class, is required to amend certain provisions of the Company’s amended and restated certificate of incorporation.

Board Vacancies

Any vacancy on the Company’s Board of Directors may be filled by a majority vote of the directors then in office, although less than a quorum, or by a sole remaining director, subject to any special rights of the holders of preferred stock. Any director chosen to fill a vacancy will hold office until the expiration of the term of the class for which he or she was elected and until his or her successor is duly elected and qualified or until their earlier resignation, removal from office, death or incapacity. Except as otherwise provided by law, the Stockholders Agreement or the Company’s Bylaws, in the event of a vacancy in the Company’s Board of Directors, the remaining directors may exercise the powers of the full Company’s Board of Directors until the vacancy is filled.

Exclusive Forum Selection

The Company’s amended and restated certificate of incorporation provides that unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for: (i) any derivative action brought by a stockholder on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of the Company’s directors, officers or stockholders, (iii) any action arising under the Company’s amended and restated certificate of incorporation, the Company’s Bylaws or the DGCL or (iv) any action asserting a claim against the Company’s governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of the Company’s capital stock is deemed to have notice of and consented to the exclusive forum provisions in the Company’s amended and restated certificate of incorporation. In addition, the Company’s amended and restated certificate of incorporation designates the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision in the Company’s amended and restated certificate of incorporation will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Although the Company believes these provisions benefit the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that these provisions are unenforceable, and to the extent they are enforceable, the provisions may have the effect of discouraging lawsuits against our directors and officers, although the Company’s stockholders shall not be deemed to have waived its compliance with federal securities laws and the rules and regulations thereunder.

Section 203 of the Delaware General Corporation Law

The Company is subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a Delaware corporation that is listed on a national securities exchange or held of record by more than 2,000 stockholders from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, certain mergers, asset or stock sales or other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s outstanding voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•
before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or
•
at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Under certain circumstances, Section 203 of the DGCL will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with the Company’s Board of Directors because the stockholder approval requirement would be avoided if the Company’s Board of Directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. Section 203 of the DGCL also may have the effect of preventing changes in the Company’s Board of Directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Limitation on Liability and Indemnification of Directors and Officers

The Company’s amended and restated certificate of incorporation provides that the Company’s directors and officers are indemnified and advanced expenses by the Company to the fullest extent authorized or permitted by the DGCL as it now exists or may in the future be amended. In addition, the Company’s amended and restated certificate of incorporation provides that the Company’s directors will not be personally liable to the Company or its stockholders for monetary damages for breaches of their fiduciary duty as directors to the fullest extent permitted by the DGCL.

The Company’s amended and restated certificate of incorporation also permits the Company to purchase and maintain insurance on behalf of any officer, director, employee or agent of the Company for any liability arising out of his or her status as such, regardless of whether the DGCL would permit indemnification.

These provisions may discourage stockholders from bringing a lawsuit against the Company’s directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. The Company believes that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Company’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.